UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Anterix Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03676C100

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676C100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Stephen Feinberg

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) Not
		(b) Applicable

3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6. Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	1,816,599*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	1,816,599*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,816,599*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 10.6%*

14. Type of Reporting Person (See Instructions): IA, IN

 *Based upon information as set forth in Anterix Inc.'s, a Delaware corporation (the “Company”), Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019, there were 17,075,836 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company issued and outstanding as of August 2, 2019. As of September 3, 2019, the filing date of this Schedule 13D Amendment No. 5 (the “Filing Date”), funds affiliated with Cerberus Capital Management, L.P. (collectively, the “Cerberus Funds”) own, in the aggregate, 1,816,599 shares of the Common Stock. Stephen Feinberg (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the Filing Date of this Schedule 13D Amendment No. 5, the Reporting Person may be deemed to beneficially own 1,816,599 shares of the Common Stock, or 10.6% of the shares of the Common Stock issued and outstanding.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

Based upon information as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019, there were 17,075,836 shares of Common Stock of the Company issued and outstanding as of August 2, 2019. As of September 3, 2019, the filing date of this Schedule 13D Amendment No. 5 (the “Filing Date”), the Cerberus Funds own, in the aggregate, 1,816,599 shares of the Common Stock. Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the Filing Date of this Schedule 13D Amendment No. 5, Mr. Feinberg may be deemed to beneficially own 1,816,599 shares of the Common Stock, or 10.6% of the shares of the Common Stock issued and outstanding.

Other than a privately negotiated sale of 1,000,000 shares of Common Stock at a price of $43.50 per share on August 30, 2019, there were no transactions in the shares of Common Stock (or securities convertible into, exercisable for, or exchangeable for, such shares) by Mr. Feinberg or any other person or entity controlled by Mr. Feinberg, or any person or entity for which Mr. Feinberg possesses voting or investment control, during the period commencing sixty (60) days prior to August 30, 2019, the date of the event which required the filing of this Schedule 13D Amendment No. 5, and ending on the Filing Date.

Nothing set forth herein shall be construed as an admission by Mr. Feinberg, or any other person or entity, that Mr. Feinberg, or any other person or entity, is the beneficial owner of any of the Company's securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purposes.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2019

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).